Exhibit 4.9

Transaction Agreement

dated as of December 1, 2005

by and between

Crucell N.V.
Archimedesweg 4
P.O. Box 2048
NL - 2301 CA Leiden
The Netherlands

(hereinafter Crucell)

and

Berna Biotech AG
Rehhagstrasse 79
CH - 3018 Berne
Switzerland

(hereinafter Berna)

Table of Contents

1.	Definitions	5

2.	Public Offer	5

3.	Support of the Public Offer by Berna	7

4.	Extraordinary Meetings of Berna Shareholders	10

5.	Certain Representations and Obligations of the Parties	12

6.	ESOP Options and ESPP Shares	17

7.	Press Releases and Other Public Announcements; Confidentiality	18

8.	Costs and Expenses	19

9.	Termination	19

10.	Governing Law and Arbitration	21

Table of Annexes

A	ESOP Options and ESPP Shares

B	Crucell’s Employee Stock Options

C	Minutes of Meeting of Berna Board

1	Definitions

2.3	Draft Pre-Announcement of Public Offer

3.1	Press Release

3.2	Berna Board Report

3.11	Undertakings of Berna Board Members

4.1	Invitation to Berna Shareholders’ Meeting

4.6	Resignation Declarations of certain Board Members

5.1.7	Chart of Berna Group

5.1.9	Fairness Opinion

This Transaction Agreement (including all of its annexes the Agreement) is made with effect as of December 1, 2005, by and between Berna Biotech AG, Berne, Switzerland (Berna) and Crucell N.V., Leiden, The Netherlands (Crucell).

Whereas:

A.                         Berna is a Swiss corporation (Aktiengesellschaft) limited by shares registered in Berne, Switzerland, with an issued share capital of CHF 15,041,495.20 divided into 37,603,738 registered shares with a par value of CHF 0.40 each (the Berna Shares), which are listed on the SWX Swiss Exchange. In addition, Berna has a conditional share capital allowing for the issuance of 1,146,262 additional shares in connection with its employee stock option plan (Mitarbeiter-Optionsplan; last version March 31, 2004) (ESOP) and its employee share participation plan (Mitarbeiter-Aktienplan; last version April 30, 2003) (ESPP). 31,301 of the issued Berna Shares are locked-up under Berna’s ESPP as further set forth in Annex A. Berna has a total of 1,421,325 options for Berna Shares outstanding under its employee stock option plan, as further set forth in Annex A, that, upon exercise, would result in the issuance of an additional 1,146,262 Berna Shares and the purchase of 275,063 Berna Shares on the market. Berna has no other shares, options or conversion rights issued or outstanding or promised or owed now or for the future to employees or otherwise.

B.                           Crucell is a Dutch corporation, having its corporate seat in Leiden, The Netherlands, with an authorized share capital of EUR 40,800,000 divided into 85,000,000 ordinary shares (the Crucell Shares) and 85,000,000 preference shares of EUR 0.24 each; the issued share capital amounts to EUR 9,940,947.12 divided into 41,420,613 Crucell Shares. The Crucell Shares are listed on Euronext Amsterdam N.V.’s Eurolist by Euronext and quoted on NASDAQ in the form of American Depository Shares (ADSs), both under the symbol “CRXL”. Crucell maintains an employee stock option plan. Crucell has a total of options for Crucell Shares outstanding under its employee stock option plan as further set forth in Annex B, that, upon exercise, would result in the issuance of additional Crucell Shares. Crucell has no other shares, options or conversion rights issued or outstanding.

C.                           The management board of Crucell with the approval of the Crucell Supervisory Board has resolved to pre-announce and, subject to the terms and conditions of this Agreement, to submit a public tender offer to all shareholders of Berna, and Berna desires to support such public tender offer and to publish in connection with such offer a Berna Board report recommending to the Berna shareholders to accept such offer; and the Berna Board has, as set out in Annex C, at its meeting of November 30, 2005, unanimously, with one abstention, resolved to recommend and support the Public Offer as defined in this Agreement and to publish such board report together with the Public Offer.

Now, therefore, the parties hereto agree as follows:

1.             Definitions

Capitalized terms used in this Agreement shall have the meaning assigned to them in Annex 1.

2.             Public Offer

2.1                                 Subject to the terms and conditions of this Agreement, Crucell shall launch a public tender offer to Berna’s shareholders for all Berna Shares consistent with Swiss takeover laws and regulations (the Public Offer). Subject to prior consultation with Berna, Crucell may exclude any Berna shareholders and|or Berna Shares that are located in jurisdictions, where such offer or its acceptance would (i) be illegal or (ii) require the observance of takeover and other securities laws and regulations other than Swiss takeover and securities laws and regulations or (iii) require filings with or approvals by takeover authorities other than the Swiss takeover authorities. In particular, Crucell contemplates to exclude any persons in the United States and retail shareholders in the U.K. from the Public Offer. The Public Offer shall be subject to conditions agreed upon by the parties as set out in Annex 2.3.

2.2                                 In the Public Offer, Crucell shall offer 0.447 Crucell Shares (the Crucell Exchange Shares) with par value of EUR 0.24 each to be newly issued to the holders of Berna Shares (Crucell Exchange Share Offering) for each Berna Share (Exchange Ratio). Crucell shall be entitled, in its own discretion, to adjust the Exchange Ratio for the gross amount of any dilutive effects, including but not limited to dividend payments, demergers, capital increases with an issuance price per share below the stock market price, issuance of options with a strike price per share below the stock market price, and repayments of capital. The Exchange Ratio will not be adjusted for the dilutive effect occurring as a result of the issue of up to 893,000 Berna Shares upon exercise of the option rights granted to members of the Berna management and employees under the ESOP, which are in the money as per their current terms and conditions.

2.3                                 Crucell shall pre-announce the Public Offer on December 1, 2005, in electronic media by means of a pre-announcement in German and French, substantially with the content of the English draft attached hereto as Annex 2.3 (Pre-Announcement), which shall be followed by a publication in newspapers in due course in accordance with Swiss takeover law. Save with respect to matters that are immaterial, Crucell shall consult with Berna and|or its advisors with respect to any changes that it may intend to make to the content of the draft Pre-Announcement attached hereto as Annex 2.3.

The parties currently contemplate that Crucell publish, on or about December 15, 2005, after receiving acceptable ruling of the Swiss takeover board on the compliance with Swiss takeover laws, reasonably acceptable to Crucell, the Public Offer prospectus in German and in French in accordance with Swiss takeover law. The Public Offer will remain open for at least twenty trading days.

2.4                                 Crucell shall make all notifications and filings and take all other actions as commercially reasonable to procure the fulfilment of the conditions to the Public Offer set out in Section (b) (merger control and other approvals), (j) (approval of the Crucell shareholders’ meeting), and (k) (admission to listing) of Annex 2.3 as expeditiously as commercially reasonably possible.

In particular, with regard to Section (j) of Annex 2.3 (approval of the Crucell shareholders’ meeting), concurrent with the publication of the Public Offer prospectus, Crucell shall invite its shareholders to an extraordinary meeting and recommend the approval of the Public Offer. Such extraordinary meeting of the Crucell shareholders is expected to take place on or about 18 days after the launch of the Public Offer, taking, however, into account the holiday season (currently contemplated on January 10, 2006). Members of the Berna Board and management as well as Berna’s advisers will be invited to attend the extraordinary meeting(s) of the Crucell shareholders. Crucell shall procure that Berna and its advisors are given due opportunity to review, and comment on, the invitation to the meeting of the Crucell shareholders and the resolutions submitted for shareholders’ approval, and consult with Berna on all other relevant matters in connection with the meeting of the Crucell shareholders.

2.5                                 It is the parties’ intention that, following the settlement of the Public Offer, the Crucell Supervisory Board shall be composed of a maximum of 9 directors, including the 3 directors designated by Berna. Therefore, Crucell shall schedule and recommend in the invitation to the extraordinary meeting of the shareholders the election of the following three persons to the Crucell Supervisory Board sub-

ject to the Public Offer being settled. Currently, it is contemplated that these are: Claude Thomann, Dominik Koechlin and Jürg Witmer.

2.6                                 The parties confirm that subject to the Public Offer being settled, new employment agreements shall be offered to Kuno Sommer, Rolf Gasser, Simon Rothen, Jörg von Manger-König and Patrik Richard if they so desire, the terms and conditions of which shall be equivalent to the current terms and conditions (or better if agreed by Berna and Crucell).

2.7                                 Crucell shall in accordance with the relevant laws and regulations apply for the listing of the Crucell Exchange Shares on Eurolist by Euronext Amsterdam for a first trading date by or shortly after the settlement of the Public Offer. In addition, Crucell shall apply for a secondary listing of the Crucell Exchange Shares and of all existing Crucell Shares of the same share category on the SWX Swiss Exchange for a first trading date as soon as commercially reasonably possible after the settlement of the Public Offer. Following the settlement, upon request by Crucell, Berna shall apply for the de-listing of the Berna Shares.

2.8                                 Crucell currently contemplates that, following the settlement of the Public Offer, depending on the acceptance rate, any remaining minority shareholders of Berna shall be excluded and indemnified by any legal means available, including a squeeze-out to be effected in accordance with Swiss takeover laws or Swiss merger laws (as the case may be) or by way of a follow-up private or public offer.

2.9                                 Regardless section “Conditions” para 3 of the Pre-Announcement (Annex 2.3), Crucell hereby agrees that without Berna’s written approval it shall under no circumstances waive condition (a) of section “Conditions” para 1 of the Pre-Announcement set out in Annex 2.3 (at least 67% of the total number of shares tendered), unless the number of shares tendered represent (together with shares that Crucell may otherwise hold) at least 50.1% of the total number of Berna Shares issued.

3.             Support of the Public Offer by Berna

3.1                                 On the date of the electronic publication of the Pre-Announcement, Berna and Crucell shall publish a joint press release announcing the endorsement of the Public Offer by Berna and that Berna will recommend that the shareholders accept the Public Offer, substantially as set forth in Annex 3.1.

3.2                                 The Berna Board shall issue a report to all shareholders of Berna in accordance with Article 29(1) SESTA substantially in the form of the draft attached hereto as

Annex 3.2, welcoming and endorsing the Public Offer and recommending that the Berna shareholders accept the Public Offer. Berna shall issue the final report as early as reasonably necessary for Crucell to include such report in its filings to the Swiss takeover board and to publish such report together with the prospectus of the Public Offer.

3.3                                 Berna and the Berna Board shall actively and publicly support the Public Offer, including, without limitation, at the extraordinary meeting of the Berna shareholders, and refrain from any acts, filings or public statements that could adversely affect the Public Offer or its success. Berna shall include the prospectus of the Public Offer and any other reasonable information on the Public Offer prepared by Crucell in its mailings to the Berna shareholders.

3.4                                 Save where the communication is immaterial, Berna agrees to consult Crucell sufficiently in advance of any communication (whether written or oral, and whether consultants or advisors), which it proposes to make or submit to the Swiss takeover board in connection with the Public Offer. Berna undertakes to take any reasonable comments, which Crucell or its consultants and advisors may make in relation to any communication in good faith into account prior to making such communication. Crucell shall endeavour to consult with Berna or its legal advisors prior to any material written filing to the Swiss takeover board and take any reasonable comments in good faith into account prior to such filing. The parties will inform each other on any material development in the proceedings with the Swiss takeover board and provide each other with copies of their written filings. The parties shall endeavour to resolve any disagreements on the proposals submitted to the takeover board among themselves in order to avoid conflicting communication with the takeover board.

3.5                                 Berna and the Berna Board shall not, directly or indirectly:

3.5.1                        support any offer submitted by another party for Berna Shares or securities;

3.5.2                        enter into any letter of intent, agreement in principle, acquisition agreement or other similar acquisition agreement relating to any acquisition proposal nor solicit, initiate or encourage any inquiries or proposals from or discuss with, or negotiate any offer or proposal from any third party relating to a potential acquisition in whole or in part of the Berna Group, its shares, assets or business, whether directly or indirectly, through a public offer, purchase of shares or assets, merger, consolidation, or otherwise.

3.6                                 In the event that Berna becomes aware that a third party has the firm intention of preparing or pursuing an action or transaction that may conflict or compete with or adversely affect the Public Offer or Crucell’s interest therein, it shall promptly inform Crucell of the fact of the approach as well as any price and conditions indicated.

3.7                                 Notwithstanding Article 3.5.2, the Berna Board will be allowed to receive and to review any unsolicited indication of firm interest of a third party (including to clarify uncertain issues), be it orally or in writing. The Berna Board will be allowed to provide to a third party that expressed in writing an unsolicited firm intention to announce a Superior Offer specifying the main terms and conditions of such Superior Offer due diligence information if and after, cumulatively,

3.7.1                        Crucell has been informed on the main terms and conditions of such contemplated Superior Offer and has had the chance to reasonably present its view to Berna on such terms and conditions; and

3.7.2                        the Berna Board believes in good faith, after having consulted with its advisors and after having given Crucell the opportunity to present its view, that (a) the Berna Board has an obligation to grant such due diligence access under Art. 717 Swiss Code of Obligations or under Swiss takeover laws and that (b) such third party has the capability and the intention of making and consummating a Superior Offer.

Berna shall inform Crucell if it should decide to provide such due diligence access.

3.8                                 Berna shall make all notifications and filings and take all actions which may be necessary to procure or support the fulfilment of the conditions to the Public Offer set out in Sections (b) (merger control and other approvals), (d) (changes of Berna’s articles of incorporation removing the provisions restricting the transferability of the Berna Shares), (e) (the amendments of the articles of incorporation have been entered into the commercial register), (f) (registration with voting rights), (i) (election of board members) of Annex 2.3 as expeditiously as practicable and to use its commercially reasonable endeavours to procure and support the fulfilment of these conditions. Berna shall keep Crucell informed on the progress of the fulfilment of these conditions and promptly upon fulfilment deliver to Crucell appropriate evidence, such as amended articles of incorporation, excerpts of the commercial register, and minutes of the extraordinary meeting(s) of the Berna shareholders.

3.9                                 On or by the day on which the conditions set out in Section (d) of Annex 2.3 (changes of Berna’s articles of incorporation removing the provisions restricting the transferability of the Berna Shares) are satisfied, the Berna Board shall resolve to register Crucell as a shareholder with voting rights with respect to all Berna Shares that Crucell or any of its Subsidiaries may acquire as a result of the Public Offer or otherwise. Upon settlement of the Public Offer, the Berna Board shall promptly register Crucell and its Subsidiaries in Berna’s shareholder register as shareholders with voting rights with respect to all Berna Shares that Crucell or its Subsidiaries have acquired as a result of the Public Offer or otherwise.

3.10                           On the first trading day following the end of the Offer Period, the chairman and the CEO of Berna shall deliver to Crucell a certificate dated that day confirming in writing, to the best of their knowledge, the satisfaction of the conditions to the Public Offer set out in Sections (b) (merger control and other approvals), (c) (no court or other decision) and (g) (no material adverse effect) of Annex 2.3.

3.11                           Berna shall use commercially reasonable efforts to procure the tender of the Berna Shares by the Berna shareholders. In particular, without limitation, it shall

3.11.1                  support and assist in the preparation and procure the participation of the relevant members of its board of directors and management in road shows, marketing events and marketing materials;

3.11.2                  directly liaise with OrbiMed Advisors in order to convince them to tender the Berna Shares represented by them (or to privately sell their share if held in the US or by US persons);

3.11.3                  encourage the retail shareholder base in Switzerland as well as its employees to tender their Berna Shares.

Attached as Annex 3.11 are the undertakings of members of Berna’s board of directors that - except in case of a Superior Offer - they will tender the Berna Shares directly owned or controlled by them in the Public Offer. For the indirectly owned or controlled Berna Shares, Berna’s board members will undertake their best efforts to have them tendered.

4.             Extraordinary Meetings of Berna Shareholders

4.1                                 Berna shall invite its shareholders no later than on the date of the launch of the Public Offer to an extraordinary meeting of the Berna shareholders and schedule and recommend as set forth below and in the invitation of the Berna Board to the extraordinary meeting of the shareholder attached hereto as Annex 4.1 the following items (or any other items or proposals as may be reasonably requested by Crucell in order to promote and support a successful Public Offer):

—                                   an amendment of the articles of incorporation so as to remove the provisions restricting the transferability with voting rights of the Berna Shares, which amendment shall not have to be entered into the commercial register, unless Crucell shall, after the lapse of the Offer Period have declared the Public Offer successful except for conditions that are or become conditions subsequent, and

—                                   the election of three board members designated by Crucell, subject only to the condition that the Public Offer shall become unconditional. Currently, it is contemplated that these are: Ronald Brus, Leonard Kruimer and Jaap Goudsmit.

The extraordinary meeting of the Berna shareholders shall take place on or about January 11, 2005 and in any case not later than five trading days prior to the end of the Offer Period. Members of the Crucell Supervisory Board and management as well as Crucell’s advisers shall be entitled to attend the extraordinary meeting(s) of the Berna shareholders.

4.2                                 If adopted by the extraordinary meeting of the Berna shareholders convened as set forth in Article 4.1, Berna shall, if Crucell has, after the lapse of the Offer Period, declared the Public Offer successful except for conditions that are or become conditions subsequent, register the changes of Berna’s articles of incorporation removing the provisions restricting the transferability of the Berna Shares to 5% of the issued voting rights, i.e., to abolish the 2nd sentence of Article 5(2) and the Articles 5(3) and 5(4) in their entirety, with the competent commercial register not later than until the end of the mandatory additional acceptance period, and use all commercially reasonable endeavours to procure the fulfilment of the condition to the Public Offer set out in Section (e) of Annex 2.3 (the amendments of the articles of incorporation have been entered into the commercial register) as soon as possible.

4.3                                 If the extraordinary meeting of the Berna shareholders convened as set forth in Article 4.1 does not approve the proposed changes to Berna’s articles of incorporation removing the provisions restricting the transferability of the Berna Shares to 5% of the issued voting rights, i.e., to abolish the 2nd sentence of Article 5(2) and the Articles 5(3) and 5(4) in their entirety, the Berna Board shall, after the lapse of the Offer Period, upon request by Crucell unless Crucell has declared the Public Offer as failed, as promptly as possible convene a second extraordinary shareholders’ meeting in order to procure the satisfaction of the conditions to the Public Offer set out in Section (d) of Annex 2.3 (changes of Berna’s articles of incorporation removing the provisions restricting the transferability of the Berna Shares) and in Section (e) of Annex 2.3 (the amendments of the articles of incorporation have been entered into the commercial register).

4.4                                 Berna shall procure that the board representatives designated by Crucell shall be proposed by the Berna Board to the extraordinary meeting of the shareholders convened as set forth in Article 4.1 for election to the Berna Board, subject to the Public Offer becoming unconditional. If the representatives designated by Crucell are not validly elected to the Berna Board on or by the settlement date of the Public Offer, the representatives designated by Crucell shall be entitled to receive, as of such date, all information provided to members of the Berna Board and to attend all meetings of the Berna Board with a consulting vote. In addition, at the request of Crucell, the Berna Board shall convene an extraordinary meeting of the shareholders with the agenda items that Crucell may reasonably propose, including the election of new members of the Berna Board.

4.5                                 Berna shall procure that Crucell and its advisors are given due opportunity to review, and comment on, the invitations to the meetings of the Berna shareholders and the resolutions submitted for its approval, and consult with Crucell on all other relevant matters in connection with the meetings of the Berna shareholders.

4.6                                 It is the parties’ understanding that, following the settlement of the Public Offer, the Berna Board will be composed of 7 directors, including the 3 directors designated by Crucell. The chairman shall be Peter Giger and the vice-chairman Ronald Brus. In order to achieve this result, Ulrich Ammann, Peter Grogg, Jürg Legler and Urs Schaad have resigned as members of the Berna Board subject to the Public Offer becoming unconditional; copies of the duly signed resignation declarations, received by Berna, are attached to this Agreement as Annex 4.6.

5.                                      Certain Representations and Obligations of the Parties

5.1                                 Berna hereby represents and warrants as of the date hereof that

5.1.1                        the information set forth in Recital A is true and correct,

5.1.2                        it has not taken, proposed or approved, since June 15, 2005, any actions that have any dilutive effect on the Berna Shares, except for the issuance of shares and options under the ESOP and the ESPP respectively, as set forth in Annex A,

5.1.3                        except as set forth in Annex A, none of the options granted under the ESOP have been exercised,

5.1.4                        after due inquiry it is not aware of any Berna Material Adverse Event with respect to Berna Group,

5.1.5                        it is - in its reasonable judgement and after due inquiry - not aware of any facts or circumstances (other than as contemplated herein), including any issues related to patent litigation that have not been adequately disclosed to or disseminated in the public and that could have, if disclosed or disseminated, a material effect on the price of the Berna Shares,

5.1.6                        it is not aware of any particular facts or circumstances, which could impair or prevent the success of the Public Offer, Crucell’s interest in such Public Offer, or the satisfaction of its conditions,

5.1.7                        the shareholdings of Berna in its subsidiaries correspond to the group chart in Annex 5.1.7,

5.1.8                        other than options, which are not exercisable until their lapse on December 31, 2005, no options have been issued under the employee stock option plan of Green Cross Vaccine Corporation and that there is no obligation of Green Cross Vaccine Corporation for the issuance of such options,

5.1.9                        that PricewaterhouseCoopers has issued a fairness opinion to Berna as set forth in Annex 5.1.9.

Immediately prior to each of (a) the publication of the Pre-Announcement, (b) the publication of the prospectus of the Public Offer and the documentation relating to the Crucell Exchange Share Offering and (c) any subsequent publication of an amendment of the Public Offer, the chairman and the CEO of Berna shall deliver to Crucell a certificate dated that day confirming in writing, to the best of their knowledge, that the representations set forth in this Article 5.1 are still true and correct as of such date (or specifying in what respect they are no longer true and correct).

5.2                                 Crucell hereby represents and warrants to Berna as of the date hereof that

5.2.1                        the information set forth in Recital B is true and correct,

5.2.2                        it has not taken, proposed or approved, since June 15, 2005, any actions that have any dilutive effect on the Crucell Shares, except for the issuance of shares and options under its employee stock options plan, as set forth in Annex B,

5.2.3                        after due inquiry it is not aware of any Crucell Material Adverse Event with respect to Crucell Group,

5.2.4                        it is — in its reasonable judgement and after due inquiry - not aware of any facts or circumstances (other than as contemplated herein) that have not been adequately disclosed to or disseminated in the public and that could have, if disclosed or disseminated, a material effect on the price of the Berna Shares,

5.2.5                        it is not aware of any particular facts or circumstances, which could impair or prevent the success of the Public Offer, Berna’s interest in such Public Offer, or the satisfaction of its conditions.

Immediately prior to each of (a) the publication of the Pre-Announcement, (b) the publication of the prospectus of the Public Offer and the documentation relating to the Crucell Exchange Share Offering and (c) any subsequent publication of an amendment of the Public Offer, the chairman and the CEO of Crucell shall deliver to Berna a certificate dated that day confirming in writing, to the best of their knowledge, that the representations set forth in this Article 5.2 are still true and correct as of such date (or specifying in what respect they are no longer true and correct).

5.3                                 The parties shall disclose to each other anything, which will or may impair the Public Offer or prevent any of the conditions to the Public Offer set out in Annex 2.3 from being satisfied, promptly upon such matter coming to their notice.

5.4                                 Subject to any constraints under applicable law, the parties shall cooperate with each other and give the other party, and its legal and financial advisors and auditors, reasonable access to the management, legal and financial advisors, documents and information to the extent this is reasonably requested by a party or its advisors to conduct the actions reasonably requested or required (a) to procure or verify the satisfaction of the conditions to the Public Offer, (b) to prepare or support any filings to the Swiss takeover board or otherwise, (c) to prepare the documentation and to support any filings in connection with the Crucell Exchange Share Offering, (d) to perform any follow-up due diligence, and (e) to enable a smooth transition.

5.5                                 Unless (a) otherwise provided herein, or (b) resolved by a shareholders’ meeting of Berna (i) convened at the specific request of third party shareholders holding 10% or more of the voting rights or (ii) if the inclusion of the relevant item was added, at the request of shareholders holding Berna Shares with a nominal value of CHF 1,000,000 or more, to the agenda of a shareholders’ meeting convened by the Berna Board, and in both cases (i) or (ii) the Berna Board recommended the rejection of the proposals made by such shareholder, the Berna Board shall procure that the Berna Group continues to operate its business as a going concern, in the ordinary course of business and consistent with prior practice and the currently existing business plan at all times from the date of this Agreement. Unless specifically provided in this Agreement, the Berna Board shall procure that the Berna Group or any of its members shall not, without prior consent of Crucell, which shall not be unreasonably withheld or delayed (or, if applicable merger control laws do not so permit, prior consultation of Crucell) do or agree to do any of the following from the date of this Agreement:

5.5.1                        execute any contracts that would inhibit or impair the consummation of the Public Offer and the transactions contemplated und this Agreement;

5.5.2                        anything which would constitute a Material Adverse Event;

5.5.3                        make any material change in the terms of employment of any director, officer or employee of the Berna Group other than in accordance with existing agreements;

5.5.4                        alter or amend in any manner the articles of incorporation of the Berna Group, safe as required to procure satisfaction of the conditions to the Public Offer;

5.5.5                        issue or create any obligation to issue any shares, options, conversion rights or other securities in any member of the Berna Group, increase or reduce or otherwise change the share capital or capital structure, or engage in any share splits with respect to any member of the Berna Group;

5.5.6                        transfer any assets or shares of any member of the Berna Group to a third party, other than in the ordinary course of business;

5.5.7                        enter into, or increase or extend any liability under any guarantee or indemnity in excess of CHF 500,000 per item other than in the ordinary course of business but in any event not in excess of CHF 5,000,000 in the aggregate;

5.5.8                        increase or extend any loan or advance or grant any credit to any third person in excess of CHF 500,000 per item other than in the ordinary course of business but in any event not in excess of CHF 5,000,000 in the aggregate;

5.5.9                        grant, create or allow to be created any lien over any of the Berna Group’s assets other than liens arising by operation of law or in the ordinary course of business;

5.5.10                  borrow any money or incur any indebtedness or other liability as against a third party in excess of CHF 500,000 per item but in any event not in excess of CHF 5,000,000 in the aggregate;

5.5.11                  declare, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise;

5.5.12                  enter into, amend, modify or terminate or consent to the termination of any shareholders’ agreement, joint venture, license, distribution and supply agreements, or amend, waive, modify, terminate or consent to the termination of any member of the Berna Group’s rights thereunder, other than in the ordinary course of business (it being understood that entering, amending, modifying or terminating of any agreements of strategic importance shall not be deemed to be in the ordinary of course of business);

5.5.13                  take any action which is inconsistent with the obligations of a target company pursuant to Article 29(2) SESTA or Articles 34 to 36 of the TOB Ordinance.

5.6                                 Berna is aware and acknowledges that, as of the date of this Agreement, it and all members of the Berna Group are considered as acting in concert with Crucell with respect to the Public Offer in accordance with Article 11 TOB Ordinance. As a result of such acting in concert, Berna shall, at all times from the date of this Agreement until the day falling six months after the end of the additional acceptance period of the Public Offer, comply with all the obligations set out in Article 12(1) TOB Ordinance. Without limitation to the generality of the foregoing Berna shall not, and shall procure that neither the members of the Berna Group nor any person on their behalf shall:

5.6.1                        acquire, or agree to acquire, any Berna Shares, or enter into any derivative transaction in relation to Berna Shares; or

5.6.2                        change or amend the terms and conditions of the existing ESOP and ESPP and the options granted thereunder, or establish any new share option or participation plans, with respect to Berna Shares.

5.7                                 Following the settlement of the Public Offer, Berna shall support any commercially reasonable actions proposed by Crucell in order to de-list the Berna Shares, to achieve control over 100% of the Berna Shares or to prepare and facilitate the combination and integration of the Berna Group with the Crucell Group, including those contemplated in Articles 2.8 and 2.9.

5.8                                 The parties agree that the initial management committee of Crucell post transaction shall be as follows:

- CEO: Ronald Brus

- CFO: Leon Kruimer

- CBO: Kuno Sommer

- CSO: Jaap Goudsmit

- COO: Simon Rothen

- Strategy & Integration: John Lambert

- General Counsel and Corporate Secretary: René Beukema

Ronald Brus, Leon Kruimer, and Jaap Goudsmit are members of the management board of Crucell.

6.                                      ESOP Options and ESPP Shares

6.1                                 Subject to the settlement of the Public Offer, Crucell shall offer to the holders of ESOP options not exercised on the date of the settlement of the Public Offer (provided that, for avoidance of doubt, all options in-the-money may be exercised after the Offer having been declared successful by Crucell until the end of the mandatory additional offer period irrespective of their initial vesting period, which shall be waived for such purpose by Berna) the exchange of such ESOP options into substantially equivalent options for such number of Crucell shares corresponding to the Exchange Ratio or, if Crucell so chooses, the termination against an adequate indemnification (at Crucell’s choice) in cash or in Crucell shares. Such options for Crucell shares shall, if currently applicable, provide for essentially the same vesting periods, forfeiture clauses and other elements as the ESOP options. The strike price shall be set at a level that will fairly reflect the value of the ESOP options corresponding to the Exchange Ratio using a generally accepted option valuation formula. The holders of ESOP options shall in no event be entitled to a consideration that could lead to an increase of the consideration to be paid to the holders of Berna shares pursuant to the best price rule.

6.2                                 Tendering holders of Berna Shares locked-in under the ESPP shall receive the corresponding number of Crucell Shares corresponding to the Exchange Ratio, to be delivered into the account of the holders free of any restriction under the ESPP.

6.3                                 Concurrent with the launch of the Public Offer, Berna shall waive vis-à-vis the relevant holders of options under the ESOP and of Berna Shares under the ESPP the transfer restrictions if and to the extent that such options or Berna Shares shall be transferred to Crucell in connection with the Public Offer or as contemplated in this Article 6.

7.                                      Press Releases and Other Public Announcements; Confidentiality

Following the date of this Agreement, all public announcements or press releases issued in connection with the Public Offer shall only be published after Crucell and Berna shall have consulted and agreed on the contents of such public announcements or press releases. Nothing in this Agreement shall restrict or prohibit:

7.1                                 any announcement or disclosure required by statutory law or by any competent judicial or regulatory authority or by any competent securities exchange (in which case the parties shall cooperate in good faith in order to agree on the content of any such announcement prior to it being made);

7.2                                 Crucell or Berna from making any disclosure to any of its directors, officers, employees, agents or advisors who are required to receive such information to carry out their duties (conditional upon any such person agreeing to keep such information confidential for so long as the disclosing party is obligated to do so in accordance with Article 7 or applicable law); or

7.3                                 Crucell from publishing any filings, prospectuses, public announcements, statements or press releases in connection with the Public Offer and the issuance of the Crucell Exchange Shares as it considers appropriate.

Sections 1, 2, 8 and 9 of the non-disclosure agreement concluded among the parties on August 17, 2005 as amended on August 30, 2005, on October 31, 2005 and on November 29, 2005, shall continue to be valid and enforceable, with all other obligations being terminated hereby. The surviving sections shall, however, terminate, if the Public Offer is settled.

8.                                      Costs and Expenses

8.1                                 Except as expressly provided otherwise herein, each party shall bear its own costs and expenses (including advisory fees) incurred in the negotiation, preparation and completion of this Agreement.

8.2                                 Berna agrees to pay to Crucell an amount of CHF 3.5 million as a liquidated compensation of parts of the costs that Crucell and its advisors have incurred or will incur for making and|or preparing the Public Offer if the Public Offer does not become unconditional or is otherwise not successful because a competing offer to the Public Offer is a Superior Offer (which shall inter alia be deemed the case for the purposes of this clause if the competing bidder declares its offer successful after the regular offer period).

The compensation payment shall become due and payable within 20 trading days after any of the above events has occurred and Crucell has publicly declared that the Public Offer has failed.

9.                                      Termination

9.1                                 This Agreement may be terminated with immediate effect either by mutual written consent of the parties or by giving notice in writing to the other party:

9.1.1                        by each party if Crucell publicly declares that the Public Offer will not be further pursued or has failed or if Crucell otherwise withdraws from launching, continuing or settling the Public Offer (where permitted by the law and this Agreement);

9.1.2                        by each party if the other party materially breaches any representations or materially violates its obligations under this Agreement, unless immediately and fully remedied by the breaching party;

9.1.3                        by each party if the Public Offer is not pre-announced on or before December 15, 2005 or is not launched within the periods provided by takeover law (or within any extension granted by the Swiss takeover board);

9.1.4                        by each party upon the pre-announcement (in accordance with takeover law) or launch of a Superior Offer unless Crucell (a) agrees in writing, within three trading days of such announcement or pre-announcement to improve the terms and conditions of the Public Offer in a manner that the competing offer no longer constitutes a Superior Offer, and (b) publicly announces, by way of a press release or otherwise, such improvement of the Public Offer on the fourth trading day following such pre-announcement or launch of the Superior Offer (provided that, for the avoidance of doubt, the formal publication of such change to the Public Offer may occur thereafter but in any event on or by the latest date on which the publication of an amendment to the Public Offer is permitted under Swiss takeover laws and regulations);

9.1.5                        by each party if a competing offer to the Public Offer has an acceptance rate of 50% or more of all voting rights and is declared successful by the competing bidder;

9.1.6                        by Berna in case of a Crucell Material Adverse Event and by Crucell in case of a Berna Material Adverse Event; or

9.1.7                        by Crucell in case that the satisfaction of any of the conditions contemplated in Annex 2.3 have turned out to be impossible.

9.2                                 If this Agreement is terminated according to Article 9.1, such termination shall be without liability of any party to the other party (save as set out in Article 8.2, which shall prevail); provided that if such termination shall result from the breach by any party of its obligations under this Agreement, such party shall be fully liable for all damages suffered by the other party and for costs incurred that become futile as a result of such breach. For the avoidance of doubt, except as set forth in this Agreement and unless this Agreement should be terminated as provided in this Agreement, the parties shall be bound to pursue and support the Public Offer, except if such obligation would be void due to a violation of mandatory laws or for other reasons.

9.3                                 If this Agreement is terminated as provided herein, all provisions of this Agreement shall cease to be effective except as set forth in Article 7, last paragraph (Confidentiality and Non-Solicitation) and for Article 8 (Costs and Expenses), Article 9 (Termination) and Article 10 (Governing Law and Arbitration).

10.                               Governing Law and Arbitration

10.1                           This Agreement shall be governed by and construed in accordance with the substantive laws of Switzerland.

10.2                           All disputes arising out of or in connection with this Agreement, including disputes on its conclusion, binding effect, amendment and termination shall be resolved, to the exclusion of the ordinary courts, by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the Notice of Arbitration is submitted in accordance with these Rules. The number of arbitrators shall be three. Each party shall appoint one arbitrator and the arbitrators so appointed shall appoint the chairman. The seat of the arbitration shall be in Berne. The arbitral proceedings shall be conducted in English. In addition, interim relief can be sought with any competent court or authority.

So agreed with effect as per the date first above mentioned:

Crucell N.V.		Berna Biotech AG

Ronald Brus	Leon Kruimer	Peter Giger	Juerg Witmer